Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in thousands of U.S. Dollars, except ratios)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	$54,336	$305,891	$256,236	$(174,086)	$302,827
Fixed charges	29,658	30,556	23,260	37,462	43,562

Total Earnings (Loss)	$83,994	$336,447	$279,496	$(136,624)	$346,389

Fixed Charges:
Interest and amortization on indebtedness	$26,923	$28,467	$21,453	$36,143	$42,702
Rental expense at 33.3% (1)	2,735	2,089	1,807	1,319	860

Total Fixed Charges	$29,658	$30,556	$23,260	$37,462	$43,562

Ratio of Earnings to Fixed Charges	2.8	11.0	12.0	(3.7)	8.0

Deficiency	N/A	N/A	N/A	$(174,086)	N/A

(1)	33.3% represents a reasonable approximation of the interest factor.